CROSSHAIR EXPLORATION & MINING CORP.

Suite #1240, 1140 West Pender Street

Vancouver, British Columbia, V6E 4G1

Tel:  (604) 681-8030

Fax:  (604) 681-8039

_________________________________________________

INFORMATION CIRCULAR

As at September 15, 2011 unless otherwise noted

FOR THE ANNUAL GENERAL MEETING

OF THE SHAREHOLDERS

TO BE HELD ON OCTOBER 28, 2011

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Crosshair Exploration & Mining Corp. (“Crosshair” or the “Company”) for use at the Annual General Meeting (the “Meeting”) of the Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Form of Proxy is solicited by management.  Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company does not reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Form of Proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.  None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are directors or officers of the Company.  A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Form of Proxy.  To exercise this right, a Shareholder should strike out the names of the persons named in the Form of Proxy and insert the name of his/her nominee in the blank space provided, or complete another Form of Proxy.  The completed Form of Proxy should be deposited with the Company’s Registrar and Transfer Agent, Computershare Investor Services, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Form of Proxy must be dated and be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a Company, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Form of Proxy is required to be executed as set out in the notes to the Form of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY’S SHARES

Only Shareholders whose names appear in the Company’s Central Securities Register (the “Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting.  Shareholders who do not hold their Crosshair Common Shares (“Common Shares”) in their own name (“Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.  Beneficial Shareholders who complete and return a Form of Proxy must indicate thereon the person (usually a brokerage house) who holds their Common Shares as registered Shareholder.  Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.  The form of proxy supplied to Beneficial Shareholders is similar to that provided to Registered Shareholders.  However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Form of Proxy to the clearing agencies and intermediaries for onward distribution.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Form of Proxy provided by the Company to the Registered Shareholders.  However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder.  Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the Management proxyholder’s name in the form and insert the Beneficial Shareholder’s name in the blank provided.  The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”).  Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.  All references to Shareholders in this Information Circular and the accompanying Form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Form of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Form of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The Form of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended April 30, 2011 (the “Financial Statements”), together with the Auditors’ Report thereon, will be presented to the Shareholders at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At September 15, 2011 the Company had 47,477,151 Common Shares without par value issued and outstanding.  All Common Shares in the capital of the Company are of the same class and each carries the right to one vote.  The quorum for a meeting of Shareholders is two persons present in person or by proxy holding not less than 5% of the issued shares of the Company.

September 23, 2011 has been determined as the record date as of which Shareholders are entitled to receive notice of and attend and vote at the Meeting.  Shareholders desiring to be represented by proxy at the Meeting must deposit their proxies at the place and within the time set forth in the notes to the Form of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.

To the knowledge of the directors and senior officers of the Company, as at September 15, 2011, no shareholder beneficially owns or controls, directly or indirectly, equity shares carrying more than 10% of the voting rights to the Common Shares of the Company.

CORPORATE GOVERNANCE PRACTICES

Set out below is a description of certain corporate governance practices of Crosshair, as required by National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Board of Directors

The Board of Directors of Crosshair (“Crosshair’s Board”) is currently comprised of six directors.  Of these, four, being Ian Smith, Jay Sujir, Derrick Gill, and Chris Collingwood, are considered by

Crosshair’s Board to be independent.  Mark Morabito is not independent by virtue of being Crosshair’s former Chief Executive Officer.  Stewart Wallis is not independent by virtue of being Chief Executive Officer and President of Crosshair.  If the proposed directors are elected, Crosshair’s Board will be composed of six directors, four independent and two (Mark Morabito, and Stewart Wallis) non-independent.

Crosshair’s Board considers that management is effectively supervised by the independent directors on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of Crosshair and have regular and full access to management.  The independent directors did not meet separately during the last financial year of Crosshair. The independent directors are able to meet at any time without any members of management, including the non-independent directors, being present.  The independent directors are encouraged to meet separately when they determine that it is appropriate.

Crosshair’s Board has appointed Mark J. Morabito as its Chair.  The Chair is not independent. The Chair’s responsibilities include, without limitation, ensuring that Crosshair’s Board works together as a cohesive team with open communication and works to ensure that a process is in place by which the effectiveness of Crosshair’s Board, its committees and its individual directors can be evaluated on a regular basis. The Chair also acts as the primary spokesperson for Crosshair’s Board, ensuring that management is aware of concerns of Crosshair’s Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately represented to Crosshair’s Board.

Meetings of the Board and Committees of the Board

Crosshair’s Board meets when it is necessary and desirable to transact business of Crosshair.  Each committee of Crosshair’s Board meets at least once each year or more frequently as deemed necessary by the applicable committee.  The Audit Committee meets every quarter.  The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which Crosshair faces from time to time.  During the financial year ended April 30, 2011 Crosshair’s Board met four times, the Audit Committee met four times, and the Compensation Committee met once. The following table provides details regarding director attendance at Board and committee meetings held during each director’s tenure on Crosshair’s Board and his respective committees during the financial year ended April 30, 2011.

Director Attendance Record
Director	Board	Audit Committee	Compensation Committee
Mark J. Morabito	#4 of #4	n/a	n/a
Ian Smith	#3 of #4	#4 of #4	#1 of #1
Jay Sujir	#3 of #4	n/a	#1 of #1
Chris Collingwood	#3 of #4	#3 of #4	n/a
Derrick (Rick) Gill	#4 of #4	#4 of #4	#1 of #1
Stewart Wallis	#4 of #4	n/a	n/a
Joseph Miller	#3 of #4	n/a	n/a

Directorships

The following directors currently serve on the following boards of directors of other public companies:

Director	Public Corporation Board Membership
Mark J. Morabito
Alderon Resource Corp. (TSXV, OTCQX)
Excelsior Mining Corp. (TSXV, OTCQX)
Logan Resources Ltd. (TSXV)
Silver Quest Resources Ltd. (TSXV)
Midlands Minerals Corporation (TSXV)
Ridgemont Iron Ore Corp. (TSXV)

Stewart Wallis	None
Jay Sujir
AMI Resources Inc.(TSXV)
Cannon Point Resources Ltd. (TSXV)
Escape Gold Inc. .(TSXV)
Excelsior Mining Corp. (TSXV)
Midasco Capital Corp. (TSXV)
Red Eagle Mining Corporation (TSXV)
Santa Fe Metals Corporation (TSXV)
Slater Mining Corporation (TSXV)
Sunward Resources Ltd. (TSXV)
Uracan Resources Ltd. (TSXV)

Ian Smith	Santa Fe Metals Corp. (TSXV) EURO Ressources S.A. (Paris)
Chris Collingwood	None
Derrick (Rick) Gill	Brigus Gold Corp. (formerly Linear Gold Corp.) (TSX)

Board Mandate

The duties and responsibilities of Crosshair’s Board are to supervise the management of the business and affairs of Crosshair; and to act with a view towards the best interests of Crosshair. Crosshair’s Board delegates day-to-day management of Crosshair to executive officers, relying on them to keep it apprised of all significant developments affecting Crosshair. In discharging its mandate, Crosshair’s Board is responsible for the oversight and review of the development of, among other things, the following matters: the strategic planning process of Crosshair; identifying the principal risks of Crosshair's business and ensuring the implementation of appropriate systems to manage these risks; succession planning, including appointing, training and monitoring senior management; a communications policy for Crosshair to facilitate communications with investors and other interested parties; and the integrity of Crosshair's internal control and management information systems.

Crosshair’s Board also has the mandate to assess the effectiveness of Crosshair’s Board as a whole, its committees and the contribution of individual directors. Crosshair’s Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee and the Compensation Committee.

Position Descriptions

Crosshair’s Board has not adopted written position descriptions for the Chair of Crosshair’s Board or the Chair of any committee of Crosshair’s Board.  Crosshair’s Board meets annually to discuss the roles and responsibilities of the Chair of Crosshair’s Board and the Chair of each committee of Crosshair’s Board.  These roles and responsibilities are set out below.

Chair of the Board

The Chair of Crosshair’s Board is responsible for the overall leadership and management of Crosshair’s Board. The Chair of Crosshair’s Board is elected and has his/her performance evaluated by Crosshair’s Board of Directors. The key responsibilities of the Chair of Crosshair’s Board are as follows: (i) provide leadership to enhance Board effectiveness; (ii) manage the activities of Crosshair’s Board and ensure coordination among committees of Crosshair’s Board; (iii) ensure that the respective roles of Crosshair’s Board and management are well delineated; (iv) act as a liaison between Crosshair’s Board and management; (v) ensure that Crosshair’s Board has the information it needs for it to be effective (vi) ensure that Crosshair’s Board monitors the achievement of the aims, strategy and policies of Crosshair (vii) represent Crosshair, on particular matters identified by Crosshair’s Board by Crosshair’s Board or management, with stakeholders; and (viii) lead by example and set a high standard of integrity.

Chair of Committees of the Board

The Chair of each committee of Crosshair’s Board (“Committee Chair”) will be a duly elected member of Crosshair’s Board and be appointed each year, by Crosshair’s Board on recommendation of the applicable committee.  A Committee Chair provides independent, effective leadership to the committee and leads that committee in fulfilling the duties set out in its charter.

A Committee Chair will provide overall leadership and enhance the effectiveness of the committee, foster ethical and responsible decision making and provide effective leadership to oversee all aspects of the committee’s direction, structure and composition. The specific responsibilities of a Committee Chair are: (i) ensure that the committee meets as many times as necessary to carry out its duties effectively; (ii) establish the agenda for each committee meeting; (iii) chair all meeting of the committee; (iv) ensure sufficient time during Committee meetings to fully discuss agenda items; (v) encourage committee members to ask questions and express viewpoints during meetings; (vi) deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus; and (vii) ensure that that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

As well, a Committee Chair will allow for timely reporting of each meeting to Crosshair’s Board, including committee recommendations and findings, will insure performance evaluation of the committee is conducted, will provide written information in a timely manner to ensure that the committee fulfills its Mandate, will ensure that all resources and expertise are available to the committee, will coordinate with the committee to retain, oversee, compensate and terminate independent advisors and will facilitate effective communication between committee members and management.

Chief Executive Officer

Crosshair’s Board has not developed a position description for the Chief Executive Officer of Crosshair.  Crosshair’s Board meets annually with the Chief Executive Officer to set out the duties, roles and responsibilities of the Chief Executive Officer, which include the following: (i) developing, implementing and assessing the effectiveness of corporate strategy and business plans; (ii) providing executive leadership to Crosshair and achieving the results targeted in the corporate strategy and business plans; (iii) representing Crosshair in communications with stakeholders including shareholders, customers, suppliers, partners, employees, governments, regulators, industry, community and others; (iv) recruiting, retaining, assessing the performance of and developing a high calibre executive team, key employees and their successors; and (v) establishing and maintaining corporate policies and culture, leading by example and setting a high standard of integrity in all aspects of the business.

Orientation and Continuing Education

Crosshair provides an orientation program to new directors.  This program consists of providing education regarding directors’ responsibilities, corporate governance issues, committee charters, and recent and developing issues related to corporate governance and regulatory reporting.  Crosshair also encourages senior management to participate in professional development programs and courses and supports management’s commitment to training and developing employees.

Ethical Business Conduct

Crosshair’s Board expects management to operate the business of Crosshair in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute Crosshair’s business plan and to meet performance goals and objectives. Crosshair’s Board has adopted a Code of Business Conduct and Ethics (the “Code”), which is available on Crosshair’s website.

Compliance with the Code is based first and foremost on the cooperation and vigilance of all persons subject to the Code.  Each director, officer and employee is provided with a copy of the Code and is required to execute a certificate, in the form attached to the Code, confirming that they have read, understood and agree to comply with the Code.  Primary responsibility for monitoring compliance with the Code rests with the Chief Financial Officer.

Directors who (i) are parties to; (ii) are directors or officers of a party to; or (iii) have a material interest in any person who is a party to a material contract or proposed material contract with Crosshair must disclose the conflict in writing to Crosshair or request to have the nature and extent of such interest entered into the minutes of the meeting.  The director shall, if requested by any Board member, not be present at a meeting of Crosshair’s Board while Crosshair’s Board is considering any such material contract and shall not vote on such material contract, unless permitted by law.

Nomination of Directors

The independent directors, by majority vote, have the following responsibilities in connection with the nomination of directors to Crosshair’s Board:

(a)	Evaluate the qualifications and performance of the incumbent directors that desire to continue their service;

(b)	Consider, recommend and recruit candidates to fill new positions on Crosshair’s Board;

(c)	Review candidates recommended by shareholders;

(d)	Conduct the appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates; and

(e)	Recommend the director nominees for approval by Crosshair’s Board and the shareholders at the annual meeting of shareholders.

In order to ensure an objective nomination process, Crosshair’s Board makes their nominations based on the following objective criteria: (i) the competencies and skills that Crosshair’s Board considers to be necessary for Crosshair’s Board as a whole to possess; (ii) the competencies and skills that Crosshair’s Board considers each existing director to possess, (iii) the competencies and skills each new nominee will bring to the boardroom; and (iv) the amount of time and resources that nominees have available to fulfill their duties as a Board member.

Audit Committee

The members of Crosshair’s Audit Committee are Ian Smith, Chris Collingwood and Derrick Gill, each of whom is an independent director and financially literate.  Further disclosure regarding Crosshair’s Audit Committee can be found in Crosshair’s 2011 Annual Information Form on Form 20-F filed on SEDAR on July 29, 2011 at www.sedar.com.

Compensation

Crosshair has a Compensation Committee, which is responsible for determining the compensation of the directors, the CEO and other executive officers of Crosshair.  The Compensation committee is composed entirely of independent directors.  The current members of the Compensation Committee are Jay Sujir, Derrick Gill and Ian Smith.

The quantity and quality of the directors’ and executive officers’ compensation is reviewed on an annual basis and based on comparable industry standards. At present, Crosshair’s Board is satisfied that the current Board compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director of Crosshair. See “Statement of Executive Compensation” for further detals.

Other Board Committees

In addition to the Audit Committee and the Compensation Committee, Crosshair currently has the following other standing committees:

(1)	Corporate Governance Committee, the members of which are Jay Sujir, Ian Smith and Chris Collingwood;

(2)	Acquisitions Committee, the members of which are Jay Sujir, Ian Smith and Derrick Gill; and

(3)	Disclosure Committee, the members of which are composed of Mark Morabito, Ian Smith and Chris Collingwood.

The first members of Corporate Governance Committee and Acquisitions Committee were appointed by Crosshair’s Board of Directors on September 15, 2008.  Neither the Corporate Governance Committee nor the Acquisitions Committee met during the fiscal year ended April 30, 2011.

The first members of the Disclosure Committee were appointed by Crosshair’s Board of Directors on March 26, 2009.  The Disclosure Committee did not meet during the fiscal year ended April 30, 2011.

All of the standing Committees are determined under the discretion of Crosshair’s Board.

Assessments

Crosshair’s Board does not, at present, have a formal process in place for assessing the effectiveness of Crosshair’s Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Crosshair’s Board conducts informal periodic assessments of the effectiveness of Crosshair’s Board and its individual directors on an ongoing basis.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

The persons named in the enclosed Form of Proxy intend to vote in favour of the ordinary resolution fixing the number of directors at six.  Although management is nominating six individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.  Each director of Crosshair is elected annually and holds office until the next Annual General Meeting unless that person ceases to be a director before then.  Management of Crosshair proposes to nominate the persons herein listed for election as directors of Crosshair to serve until their successors are elected or appointed. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with Crosshair, their respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of shares of Crosshair which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Province or State and Country of Residence1 of Nominee and Present Positions with Crosshair	Principal Occupation and, if not a present and elected director, occupation during last five years 1	Period from which Nominee has been a director	Number of Common Shares Held 2 3
Mark J. Morabito 8 North Vancouver, B.C. Canada Executive Chairman and Director	Founder and Chairman of Crosshair	1998/11/12	759,801
Stewart Wallis 9 North Vancouver, B.C. Canada President, CEO and Director	President of Crosshair since March 31, 2009; President of Target Exploration and Mining Corp. from June 2007 to March 31, 2009; also Consulting Geologist prior to March 31, 2009	2009/03/319	271,150
Ian Smith 4, 5, 6, 7, 8 Vancouver, B.C. Canada Director	Mineral exploration company executive	2006/09/21	25,000
Jay Sujir5, 6, 7 Vancouver, B.C. Canada Non-Executive Chair and Director	Partner in the law firm of Anfield, Sujir, Kennedy & Durno	2003/02/19	108,500
Chris Collingwood 4, 6, 8 St. John’s, NL, Canada Director	Chair and CEO of Baine Johnston Corp. (“Baine Johnston”), a privately held Newfoundland firm	2007/10/25	96,825
Derrick (Rick) Gill 4, 5, 7 St. John’s, NL, Canada Director	Self-employed consultant, January 2008 to date; Executive Vice President, Voisey’s Bay Nickel Company, 1995 to 2007	2008/05/27	36,250

 The information as to country of residence and principal occupation, not being within the knowledge of Crosshair, has been furnished by the respective directors individually.
2 The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of Crosshair, has been furnished by the respective directors individually.
3 Common shares beneficially owned, or over which control or direction is exercised, directly and indirectly, at the date hereof, is based upon the information furnished to Crosshair by individual directors.  Unless otherwise indicated, such shares are held directly.  These figures do not include shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors or officers.
4 Member of Crosshair’s Audit Committee.
5 Member of Crosshair’s Compensation Committee.
6 Member of Crosshair’s Corporate Governance Committee.
7 Member of Crosshair’s Acquisitions Committee.
8 Member of Crosshair’s Disclosure Committee.
9 Mr. Wallis served as a director from June 16, 2003 to July 29, 2008.  He was re-appointed a director effective March 31, 2009.

Penalties and Sanctions

Other than disclosed below, none of the persons proposed as directors of Crosshair:

(a)
is, at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(ii)
was subject to an event that resulted, after the proposed director ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of the cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, or

(b)
is, at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Jay Sujir, a director of the Company, is currently a director of Escape Gold Inc. and a former director of American Bullion Minerals Limited, both of which companies are or have been subject to cease-trade orders in British Columbia and Alberta for extended periods of time for failure to file financial statements.  Mr. Sujir had no association with these companies whatsoever at the time the financial statements became overdue or when the cease trade orders were made, and he became a director solely to assist with the resurrection of both companies.

Mr. Sujir was also an independent director of Norwood Resources Ltd. (“Norwood”) from May 2008 until January 2011.  In the last quarter of 2010, the board of directors of Norwood determined that delays through the last quarter of 2010 had made Norwood insolvent and believed that the company was not financeable, and determined that the interests of stakeholders would best be protected by an assignment into bankruptcy.  Norwood declared bankruptcy on January 19, 2011.  Mr. Sujir resigned as a director of Norwood on January 19, 2011.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of Crosshair, no proposed nominee for election as a director of Crosshair, none of the persons who have been directors or executive officers of Crosshair since the beginning of Crosshair’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

STATEMENT OF EXECUTIVE COMPENSATION

Definitions

For the purpose of this Information Circular:

“Chief Executive Officer” or “CEO” of the Company means an individual who acted as chief executive officer of the Company or acted in a similar capacity, for any part of the most recently completed financial year;

“Chief Financial Officer” or “CFO” of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity, for any part of the most recently completed financial year;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of Section 3870 of the Handbook;

“Executive Officer” of the Company for the financial year, means an individual who at any time during the year was:

(a)           a chair of the Company;

(b)           a vice-chair of the Company;

(c)           the president of the Company;

(d)	a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

(e)	an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company.

“grant date” means a date determined for financial statement reporting purposes under Section 3870 of the Handbook;

“Handbook” means the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“Named Executive Officers” or “NEOs” means:

(a)           each CEO;

(b)           each CFO;

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

 “non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, Common Shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, Common Share equivalent units, and stock.

Compensation discussion and analysis

Compensation Philosophy and Objectives

The general philosophy of the Corporation’s compensation strategy is to: (a) encourage management to achieve a high level of performance and results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interest of shareholders; (c) provide a compensation package that is commensurate with other junior mining companies in order to attract and retain highly qualified executives and directors; and (d) ensure that total compensation paid takes into account the Company’s overall financial position.

Compensation Elements

Compensation for the NEOs is composed of three components: base salary, performance bonuses and stock options.  Performance bonuses are considered from time to time; taking into account the above-referenced objectives.  The Board does not rely on any formula, or objective criteria and analysis to determine an exact amount of compensation to pay.  The establishment of base salary, award of stock options and performance bonuses is based on subjective criteria including individual performance, level of responsibility, length of service and available market data.  The target is for the total compensation package granted to the NEOs to be approximately in the middle range of other comparably sized mining companies, however there is no fixed formula, or pre-determined set of peer companies that is used for this determination.

Base compensation is determined following a review of comparable compensation packages for that position, together with an assessment of the responsibility and experience required for the position to ensure that it reflects the contribution expected from each NEO.  Information regarding comparable salaries and overall compensation is derived from the knowledge and experience of the Board, which takes into consideration a variety of factors.  These factors include overall financial and operating performance of the Company and the Board’s overall assessment of each NEO’s individual performance and contribution towards meeting corporate objectives, levels of responsibility, length of service and industry comparables.  Each of these factors is evaluated on a subjective basis.

The salary for each NEO’s position is primarily determined having regard for the incumbent’s responsibilities, individual performance factors, overall corporate performance, and the assessment of such individuals as presented by management to the Board.  The Board’s decision incorporates analysis of key performance indicators with each NEO to ensure that the level of reward is aligned with respective responsibilities and individual contributions made to the success of the Company.

During the fiscal year ended April 30, 2011, total compensation paid to the NEOs has increased relative to the prior year period from $539,661 to $1,800,770.  The reason for the significant increase in compensation to the NEOs was due to the significant increase in the amount of time and effort of the Company’s NEOs in facilitating and promoting the Company’s resumption of business activities after the end of the market and economic downturn of 2008 and 2009, and a significant increase in the amount of option-based awards compensation recorded for the NEOs during the fiscal year ended April 30, 2011.

Base Compensation

In the Board’s view, paying base compensation that is competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The Board considers each NEO’s responsibilities based on subjective factors and made appropriate base salary increases or decreases.

During the fiscal year ended April 30, 2011, the base compensation for Mark Morabito decreased from $118,872 to $108,300, due to the change in the nature of his responsibilities after his resignation as CEO, and appointment as Executive Chairman of the Company in March 2010. The base compensation for Mr. Wallis increased from $142,016 to $170,000 due to his increased responsibilities as President and CEO of the Company as the Company resumed its business activities in the fiscal year.  Adam Kniec, CFO was appointed on August 10, 2009 with an annual base compensation of $63,600 which is significantly less than the base compensation paid to previous CFOs of the Company. Mr. Kniec resigned on February 15, 2011, and Sonya Atwal was appointed on February 15, 2011.  Mrs. Atwal does not receive compensation directly from Crosshair, except for grants of options and discretionary bonuses.  Mrs. Atwal is an employee of EGM Exploration Group Management Corp. (“EGM”), a company which provides management services to the Company.  EGM invoices the Company on a monthly basis for fees for management services provided which are determined based on the usage of such services by the Company.  See “Management Contracts” for a description of the Company’s agreement with EGM.

Option-based Awards

The Company believes that encouraging its executive officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s Amended Stock Option Plan (the “Plan”). Stock options are granted to executive officers taking into account a number of factors, including the amount and terms of options previously granted, base compensation and performance bonuses, if any, and competitive factors. All options granted are granted at or above market prices, with a term of ten years.  Suggested grants of options are subject to recommendation from the Board for approval.  Prior grants are taken into consideration when considering new grants. The Board administers the Plan and has the authority to amend the Plan, subject to applicable shareholder and regulatory approvals.

The granting of stock options is a significant component of executive compensation as it allows the Company to reward the efforts of directors and officers by increasing shareholder value without requiring the use of the Company’s cash reserves.  See “Particulars of Other Matters to be Acted Upon – Approval of Amendments to Stock Option Plan” above for details relating to the Plan.

During the fiscal year ended April 30, 2011, the stock options granted under the Plan to the NEOs were in the following amounts: Mark Morabito (375,000), Stewart Wallis (375,000), Adam Kniec (50,000) and Sonya Atwal (100,000). The number of options granted to Messrs. Morabito and Wallis increased during the fiscal year as a result of their significant time and efforts spent in the resumption of business activities for the Company, including securing a new property acquisition in Wyoming, and securing a $10 million financing which completed in December 2010. The number of options granted to Mr. Wallis increased during the fiscal year as a result of his increased responsibilities with the Company.  The number of options granted to Mr. Kniec decreased during the year as a result of his resignation as CFO of the Company.  The number of options granted to Ms. Atwal was in recognition of her appointment as CFO during the year.  The Board considers each NEO’s responsibilities and contribution to the Company based on subjective factors and makes appropriate stock option grants.

Performance Bonuses

Executive compensation in the form of performance bonuses awarded is related in part to the Company’s performance.  It is difficult in the mineral exploration and early stage mining industry, where growth of the Company is in its early stages, to quantitatively measure the Company’s performance. However, it is possible to apply a combination of qualitative and quantitative metrics to this process, and the Company measures its performance by reviewing such items as:

•	earnings per share, cash flow per share, and overall financial performance;

•	growth in the Company’s total resources and reserves;

•	development progress on the Company’s projects;

•	the ability of the Company to recruit and attract professionals who are recognized as leaders within their sector;

•	confidence of the investment community in the Company; and

•	absence of negative dealings with respect to environmental issues, safety issues, or regulatory agencies.

The Company does have objective criteria or benchmarks for the criteria listed above, instead they are considered on a subjective basis.  Consideration for performance bonus awards for the fiscal year ended April 30, 2011 were based primarily on share performance, the Company’s performance, and the executive’s performance. Performance bonuses in the form of cash were awarded to Mark Morabito, Sonya Atwal, and Stewart Wallis during fiscal 2011.

Performance Graph

The trend on the above graph does not reflect the trend in Crosshair’s compensation to executive officers reported in this Information Circular for fiscal 2011.  During fiscal 2011, compensation to executive officers increased significantly due to the increased time and effort of the Company’s executive officers due to the Company’s resumption of business activities after the end of market and economic downturn of 2008 and 2009, and a significant increase in the amount of option-based awards compensation recorded during the fiscal year ended April 30, 2011.  While the economy and market remains volatile, the Company’s executive officers are expending a considerable amount of time and effort promoting the Company to the investment community, overseeing the resumption of work on the Company’s resource properties and attempting to acquire new projects for the Company.

Summary Compensation Table

The following table contains information about the compensation paid to, or earned by, those who were during the fiscal year ended April 30, 2011 the Company’s Named Executive Officers.  Crosshair had four Named Executive Officers during the fiscal year ended April 30, 2011, namely Mark J. Morabito, Stewart Wallis, Adam Kniec, and Sonya Atwal.

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(5)(6)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation ($)	Total compen-sation ($)
					Annual incentive plans(7)	Long-term incentive plans
Mark J. Morabito (1) Executive Chairman	2011 2010 2009	Nil Nil 150,000	Nil Nil Nil	520,350 114,363 122,057	75,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	108,330 118,872 10,927	703,680 233,235 282,984
Stewart Wallis (3) President, CEO	2011 2010 2009	Nil Nil Nil	Nil Nil Nil	520,350 91,254 17,891	125,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	170,000 142,016 153,558	815,350 233,270 171,449
Sonya Atwal (2) CFO	2011 2010 2009	Nil N/A N/A	Nil N/A N/A	138,760 N/A N/A	10,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	N/A N/A N/A	148,760 N/A N/A
Adam Kniec (4) CFO	2011 2010 2009	Nil Nil N/A	Nil Nil N/A	69,380 22,806 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	63,600 50,350 N/A	132,980 73,156 N/A

(1)
Mr. Morabito was appointed Executive Chairman on March 1, 2010.  Mr. Morabito receives his compensation in the form of consulting fees pursuant to the terms of a consulting agreement dated March 1, 2010 between Crosshair, MJM Consulting (a sole proprietorship owned by Mr. Morabito), and Mr. Morabito whereby MJM Consulting. was paid a monthly fee in the amount of $8,333 for services provided by Mr. Morabito.  Effective March 1, 2011, the March 1, 2010 consulting agreement was terminated and replaced with a new agreement whereby Mr. Morabito’s fees were increased to $12,500 monthly for services provided by Mr. Morabito. Mr. Morabito currently serves on the Board of Directors of Crosshair but is not compensated for his services as a director.

(2)
Mrs. Sonya Atwal was appointed as Chief Financial Officer on February 15, 2011.  Mrs. Atwal does not receive compensation directly from Crosshair, except for grants of options and discretionary bonuses.  Mrs. Atwal is an employee of EGM , a company which provides management services to the Company.  EGM invoices the Company on a monthly basis for fees for management services provided which are determined based on the usage of such services by the Company.  The amount set out for Mrs. Atwal under the heading “All other compensation” is the amount paid by EGM directly to Mrs. Atwal during the fiscal year ended April 30, 2011 based on the estimated time that Mrs. Atwal spent providing services to the Company.

(3)
Mr. Wallis was appointed President of Crosshair effective March 31, 2009 and Chief Executive Officer on March 1, 2010.  Mr. Wallis’ receives his compensation in the form of consulting fees pursuant to a consulting agreement dated for reference March 1, 2010 between Crosshair, Sundance Geological Ltd. (a company controlled by Mr. Wallis), and Mr. Wallis whereby Sundance Geological Ltd. was paid a monthly fee in the amount of $15,000 for services provided by Mr. Wallis.  Effective March 1, 2011, the March 1, 2010 consulting agreement was terminated and replaced with a new agreement whereby Mr. Wallis’ fees were increased to $20,000 monthly for services provided by Mr. Wallis. See below under “Termination and Change of Control Benefits” for a description of this agreement. Mr. Wallis currently serves on the Board of Directors of Crosshair but is not compensated for his services as a director.

(4)
Mr. Kniec was appointed Chief Financial Officer effective August 10, 2009.  Mr. Kniec was compensated for his services as Chief Financial Officer pursuant to a consulting agreement dated for reference August 10, 2009 between Crosshair, ArkOrion Enterprises Inc. (a company controlled by Mr. Kniec), whereby ArkOrion Enterprises Inc. was paid a monthly fee of $5,300 for financial services provided to Crosshair by Mr. Kniec.  Mr. Kniec resigned as Chief Financial Officer effective February 15, 2011.

(5)
The value of the option-based awards reflects the fair value of options granted on the dates of grant, which were September 15, 2008, October 23, 2008, May 28, 2009, August 10, 2009, November 30, 2009, January 6, 2010 and December 21, 2010.  The fair value was computed using the Black Scholes option pricing model with the following assumptions:  a) average risk-free interest rate of 2% to 3%; b) expected life of five years; c) the price of the stock on the grant date; d) expected volatility of 83% and d) no expected dividend payments.  The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(6)
This amount represents a portion of stock based compensation that was recorded for the fiscal year.  The fair value in accordance with the CICA Handbook Section 3870 is lower in each case than the number above it due to the graded vesting of the options granted. The fair value in accordance with the CICA Handbook Section 3870 is as follows: Mark Morabito – 2011 ($170,936), 2010 ($57,181), 2009 ($69,146); Stewart Wallis – 2011 ($158,540), 2010 ($40,970), 2009 ($17,891); Sonya Atwal – 2011 ($42,512), 2010 (Nil), 2009 (Nil); and Adam Kniec – 2011 ($28,857), 2010 ($8,522), 2009 (Nil).

(7)	Compensation received in the form of discretionary bonuses paid during the financial year.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Named Executive Officers as at the year ended April 30, 2011.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Mark J. Morabito, (2) Executive Chairman	125,000 (5) 83,333 (4) 75,000 (4) 118,382 (5) 375,000 (4) 42,489 (3) (4)	$1.08 $0.60 $1.08 $0.88 $1.44 $4.00	2013/09/15 2013/10/23 2014/05/28 2014/11/30 2015/12/21 2012/08/29	Nil $16,666 Nil Nil Nil Nil	Nil	Nil
Stewart Wallis, (6) President, CEO	25,000 (5) 75,000 (4) 25,000 (5) 50,000 (5) 375,000 (4) 120,000 (3) (4)	$1.08 $1.08 $0.88 $0.84 $1.44 $4.00	2013/09/15 2014/05/28 2014/11/30 2015/01/06 2015/12/21 2012/08/29	Nil Nil Nil Nil Nil Nil	Nil	Nil
Sonya Atwal CFO	25,000 12,500 37,500 100,000 (4) 9,000(3) (4)	$0.92 $0.60 $1.08 $1.44 $4.00	2012/03/06 2013/10/23 2014/05/28 2015/12/21 2012/08/29	Nil $2,500 Nil Nil Nil	Nil	Nil
Adam Kniec CFO	50,000 (4) 50,000 (4)	$0.76 $1.44	2015/08/10 2015/12/21	Nil Nil	Nil	Nil

(1)	Based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange (“TSX”) on April 29, 2011, being $0.80.
(2)	Mr. Morabito’s option based awards are disclosed in this table and not included in the Directors’ Compensation section below.
(3)
Options of Target Exploration and Mining Corp. (“Target”) existing as at March 31, 2009, exchanged for options exercisable for Crosshair shares at the exchange rate of 1.2 Crosshair Common Shares for each option exercised.  These options were exchanged for options exercisable for Crosshair Common Shares as part of Crosshair’s acquisition of Target on March 31, 2009).

(4)	Options vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.
(5)	Options vest over a period of one year such that 25% become available for exercise on each of the three, six, nine and twelve month anniversaries of the date of grant.
(6)	Mr. Wallis’ option based awards are disclosed in this table and not included in the Directors’ Compensation section below.

Incentive plan awards – value vested or earned during the financial year ended April 30, 2011

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officers during the financial year ended April 30, 2011:

Name	Option-based awards – Value vested during the year ($) (3)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Mark J. Morabito, Executive Chairman	$43,743 (4)	Nil	Nil
Stewart Wallis President, CEO	$33,625 (5)	Nil	Nil
Adam Kniec(1) CFO	$19,250 (6)	Nil	Nil
Sonya Atwal(2) CFO	$8,438 (7)	Nil	Nil

(1)	Mr. Kniec resigned as CFO of Crosshair effective February 15, 2011.
(2)	Mrs. Atwal was appointed as CFO of Crosshair effective February 15, 2011.
(3)
This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.

(4)
18,750 options exercisable at $1.08 per share vested on May 28, 2010, 29,596 options exercisable at $0.88 per share vested on May 30, 2010, 29,595 options exercisable at $0.88 per share vested on August 30, 2010, 20,833 options exercisable at $0.60 per share vested on October 23, 2010, 18,750 options exercisable at $1.08 per share vested on November 28, 2010, and 29,596 options exercisable at $0.88 per share vested on November 30, 2010.  The closing prices of the Common Shares on the Toronto Stock Exchange on May 28, 2010, May 30, 2010, August 30, 2010, October 23, 2010, November 28, 2010 and November 30, 2010 were $0.58 per share, $0.58 per share, $0.66 per share, $0.90 per share, $1.88 per share and $1.64 per share, respectively.

(5)
18,750 options exercisable at $1.08 per share vested on May 28, 2010, 6,250 options exercisable at $0.88 per share vested on May 30, 2010, 12,500 options exercisable at $0.84 per share vested on July 6, 2010, 6,250 options exercisable at $0.88 per share vested on August 30, 2010, 12,500 options exercisable at $0.84 per share vested on October 6, 2010, 18,750 options exercisable at $1.08 per share vested on November 28, 2010, 6,250 options exercisable at $0.88 per share vested on November 30, 2010 and 12,500 options exercisable at $0.84 vested on January 6, 2011.  The closing prices of the Common Shares on the Toronto Stock Exchange on May 28, 2010, May 30, 2010, July 6, 2010, August 30, 2010, October 6, 2010, November 28, 2010 and November 30, 2010 were $0.58 per share, $0.58 per share, $0.42 per share, $0.66 per share, $0.78 per share, $1.88 per share, $1.64 per share and $1.95 per share, respectively.

(6)
12,500 options at $0.76 per share vested on August 10, 2010 and 12,500 options at $0.76 per share  vested on February 10, 2011.  The closing prices of the Common Shares on the Toronto Stock Exchange on August 10, 2010 and February 10, 2011 were $0.54 and $2.30, respectively.

(7)
9,375 options exercisable at $1.08 per share vested on May 28, 2010, 3,215 options exercisable at $0.60 per share vested on October 23, 2010, and 9,375 options exercisable at $1.08 per share vested on November 28, 2010.  The closing prices of the Common Shares on the Toronto Stock Exchange on May 28, 2010, October 23, 2010, and November 28, 2010 were $0.58 per share, $0.58 per share, $0.90 per share, and $1.88 per share, respectively.

Pension Plan Benefits

The Company does not have any pension or retirement plans or arrangements for its Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

On March 1, 2011, the Company entered into a consulting agreement with MJM Consulting (“MJM”) and Mark J. Morabito (“Morabito”) (the “2011 MJM Consulting Agreement”). Under the terms of the 2011 MJM Consulting Agreement, MJM provides the services of Morabito to act as Executive Chairman of the Company and to provide such general management consulting services as the Company may require from time to time under such time as the 2011 MJM Consulting Agreement is terminated. Under the terms of the 2011 MJM Consulting Agreement, MJM receives a monthly fee of $12,500 plus applicable taxes and is eligible to receive an annual cash bonus in an amount to be determined at the discretion of the Board of Directors.  In the event of termination of the 2011 MJM Consulting Agreement, MJM will receive a lump sum payment equivalent to 12 months’ fees.  In the event of termination within one year of a change of control, MJM will receive the equivalent of 36 months’ fees and an amount equivalent to all cash bonuses paid to MJM in the 36 months prior to the change of control.  Prior to entering into the 2011 MJM Consulting Agreement, the Company had entered into a consulting agreement with MJM and Morabito dated March 1, 2010 (the “2010 MJM Consulting Agreement”).  Under the terms of the 2010 MJM Consulting Agreement, provided the services of Morabito to act as Executive Chairman of the Company and general management consulting services to the Company for which MJM received a monthly fee of $8,333 plus applicable taxes and was eligible to receive an annual cash bonus in an amount to be determined at the discretion of the Board of Directors. Upon entering into the 2011 MJM Consulting Agreement, the 2010 MJM Consulting Agreement was terminated.

On March 1, 2011, the Company entered into a consulting agreement with Sundance Geological Ltd. and C. Stewart Wallis (Wallis”) (the “2011 Sundance Consulting Agreement”). Under the terms of the 2011 Sundance Consulting Agreement, Sundance provides the services of Wallis to act as President and Chief Executive Officer of the Company and to provide such general management and geological consulting services as the Company may require from time to time. The term of the 2011 Sundance Consulting Agreement is three years, commencing on March 1, 2011. Under the terms of the 2011 Sundance Consulting Agreement, Sundance receives a monthly fee of $20,000 plus applicable taxes and is eligible to receive an annual cash bonus of up to $66,666, payable within 30 days of the Company’s fiscal year end, with the final amount being determined by the Company’s Board of Directors. In the event of termination of the 2011 Sundance Consulting Agreement, Sundance will receive a lump sum payment equivalent to the lesser of 12 months’ fees or the fees payable for the duration of the term of the 2011 Sundance Consulting Agreement.  In the event of termination within one year of a change of control, Sundance will receive the equivalent of 36 months’ fees and an amount equivalent to all cash bonuses paid to MJM in the 36 months prior to the change of control.  Prior to entering into the 2011 Sundance Consulting Agreement, the Company had entered into a consulting agreement with Sundance and Wallis dated March 1, 2010 (the “2010 Sundance Consulting Agreement”).  Under the terms of the 2010 Sundance Consulting Agreement, provided the services of Wallis to act as President and Chief Executive Officer of the Company and such general management and geological consulting services for which Sundance received a monthly fee of $15,000 plus applicable taxes and was eligible to receive an annual cash bonus of up to $50,000, payable within 30 days of the Company’s fiscal year end, with the final amount being determined by the Board of Directors. Upon entering into the 2011 Sundance Consulting Agreement, the 2010 Sundance Consulting Agreement was terminated.

On August 10, 2009, the Company entered into a consulting agreement (the “ArkOrion Consulting Agreement”) with ArkOrion Enterprises Inc. (“ArkOrion”) under which ArkOrion was engaged to provide management services to the Company and to provide the services of Adam R. Kniec to act as Chief Financial Officer of the Company.   The Consulting Agreement had a one year term commencing on August 16, 2009 and was extended by the Company for an additional one year term.  Under the terms of the ArkOrion Consulting Agreement, ArkOrion received a monthly fee of $5,300 plus applicable taxes, such fee to be reviewed on a six month basis.  In the event of a change of control, ArkOrion was to receive the equivalent of 12 months’ fees.  Mr. Kniec resigned as Chief Financial Officer on February 15, 2011 and the ArkOrion Consulting Agreement was terminated.

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in accordance with the termination provisions described above:

Name	Termination Without Cause Provision Value(1)	Termination on a Change of Control(1)
Mark J. Morabito	$150,000	$525,000
Stewart Wallis	$240,000	$845,000

(1)	The termination value assumes that the triggering event took place on the last business day of the Company’s financial year-end (April 30, 2011).

Director Compensation

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.  Effective December 31, 2008, the director compensation was discontinued as part of the Company’s cash conservation program. Prior to December 31, 2008, every director received a monthly fee of $1,000 and an additional monthly fee of $500 in the event that the director serves on a committee.  The Chairman received an additional monthly fee of $3,500 until April 30, 2009, at which point it was also discontinued.  In the fiscal year ended April 30, 2011, the Company paid or accrued no directors’ fees.  The Company may, from time to time grant options to purchase Common Shares to the directors.

The following table contains information about the compensation paid to, or earned by Directors of the Company who were not Named Executive Officers during the fiscal year ended April 30, 2011. During the financial year ended April 30, 2011, the Company had five directors who were not Named Executive Officers, being Jay Sujir, Ian Smith, Joseph Miller, Chris Collingwood and Derrick Gill.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(2)(3)	Non-equity incentive plan compensation ($) (4)	Pension value ($)	All other compen-sation ($)	Total ($)
Jay Sujir	Nil	Nil	138,760	10,000	Nil	Nil	148,760
Ian Smith	Nil	Nil	138,760	10,000	Nil	Nil	148,760
Joseph Miller (1)	Nil	Nil	138,760	10,000	Nil	Nil	148,760
Chris Collingwood	Nil	Nil	138,760	10,000	Nil	Nil	148,760
Derrick Gill	Nil	Nil	138,760	10,000	Nil	Nil	148,760

(1)             Mr. Miller resigned as a director effective August 4, 2011.
(2)
The value of the option-based awards reflects the fair value of options granted on the date of grant, which was December 21, 2010.  The fair value was computed using the Black Scholes option pricing model with the following assumptions:  a) average risk-free interest rate of 2% to 3%; b) expected life of five years; c) the price of the stock on the grant date; d) expected volatility of 83% and d) no expected dividend payments.  The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(3)
This amount represents a portion of stock based compensation that was recorded for the fiscal year.  The fair value in accordance with the CICA Handbook Section 3870 is lower in each case than the number above it due to the graded vesting of the options granted. The fair value in accordance with the CICA Handbook Section 3870 is as follows: Jay Sujir – 2011 ($54,161); Ian Smith – 2011 ($54,025); Joseph Miller – 2011 ($46,718); Chris Collingwood – 2011 ($54,161) and Derrick Gill – 2011 ($65,866).

(4)	Compensation received in the form of discretionary bonuses paid during the financial year.

Incentive plan awards - Outstanding share-based awards and option-based awards granted to Directors

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Directors of the Company who were not Named Executive Officers as at the year ended April 30, 2011.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Jay Sujir	25,000 (4) 87,500 (4) 50,000 (3) 100,000 (3)	$1.08 $1.08 $1.08 $1.44	2013/09/15 2013/10/27 2014/05/28 2015/12/21	Nil Nil Nil Nil	Nil	Nil
Ian Smith	37,500 (4) 37,500 (3) 12,500 (4) 25,000 (4) 100,000 (3)	$1.08 $1.08 $0.88 $0.84 $1.44	2013/09/15 2014/05/28 2014/11/30 2015/01/06 2015/12/21	Nil Nil Nil Nil Nil	Nil	Nil
Joseph Miller (2)	37,500 (3) 41,666 (3) 31,250 (3) 100,000 (3)	$2.00 $0.60 $1.08 $1.44	2013/08/01 2013/10/23 2014/05/28 2015/12/21	Nil $8,333 Nil Nil	Nil	Nil
Chris Collingwood	50,000 (4) 35,000 (3) 50,000 (4) 100,000 (3)	$1.08 $1.08 $0.88 $1.44	2013/09/15 2014/05/28 2014/11/30 2015/12/21	Nil Nil Nil Nil	Nil	Nil
Derrick Gill	62,500 (3) 60,000 (3) 62,500 (4) 100,000 (3)	$3.52 $1.08 $0.88 $1.44	2013/05/23 2014/05/28 2014/11/30 2015/12/21	Nil Nil Nil Nil	Nil	Nil

(1)	Based on the closing price of the Company’s Common Shares on the TSX on April 30, 2011 being $0.80.
(2)            Mr. Miller resigned as a director effective August 4, 2011.
(3)	Options vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.
(4)	Options vest over a period of one year such that 25% become available for exercise on each of the three, six, nine and twelve month anniversaries of the date of grant.

Incentive plan awards – value vested or earned during the financial year ended April 30, 2011

The following table provides information regarding value vested or earned through incentive plan awards by the Directors of the Company who were not Named Executive Officers during the financial year ended April 30, 2011:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jay Sujir	$10,000 (2)	Nil	Nil
Ian Smith	$16,813 (3)	Nil	Nil
Joseph Miller (4)	$8,870 (5)	Nil	Nil
Chris Collingwood	$16,500 (6)	Nil	Nil
Derrick Gill	$23,875 (7)	Nil	Nil

(1)
This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.

(2)
12,500 options exercisable at $1.08 per share vested on May 28, 2010, and 12,500 options exercisable at $1.08 per share vested on November 28, 2010.  The closing prices of the Common Shares on the Toronto Stock Exchange on May 28, 2010 and November 28, 2010 were $0.58 and $1.88, respectively.

(3)
9,375 options exercisable at $1.08 per share vested on May 28, 2010, 3,125 options exercisable at $0.88 per share vested on May 30, 2010, 6,250 options exercisable at $0.84 per share vested on July 6, 2010, 3,125 options exercisable at $0.88 per share vested on August 30, 2010, 6,250 options exercisable at $0.84 per share vested on October 6, 2010, 9,375 options exercisable at $1.08 per share vested on November 28, 2010, 3,125 options exercisable at $0.88 per share vested on November 30, 2010 and 6,250 options exercisable at $0.84 per share vested on January 6, 2011.  The closing prices of the Common Shares on the Toronto Stock Exchange on May 28, 2010, May 30, 2010, July 6, 2010, August 30, 2010,

October 6, 2010, November 28, 2010 and November 30, 2010 were $0.58 per share, $0.58 per share, $0.42 per share, $0.66 per share, $0.78 per share, $1.88 per share, $1.64 per share and $1.95 per share, respectively.

(4)	Mr. Miller resigned as a director of the Company on August 4, 2011.
(5)
7,813 options exercisable at $1.08 per share vested on May 28, 2010, 9,375 options exercisable at $2.00 per share vested on August 1, 2010, 10,417 options exercisable at $0.60 per share vested on October 23, 2010, and 7,182 options exercisable at $1.08 per share vested on November 28, 2010.  The closing prices of the Common Shares on the Toronto Stock Exchange on May 28, 2010, August 1, 2010, October 23, 2010 and November 28, 2010 were $0.58, $0.54, $0.90 and $1.88, respectively.

(6)
8,750 options exercisable at $1.08 per share vested on May 28, 2010, 12,500 options exercisable at $0.88 per share vested on May 30, 2010, 12,500 options exercisable at $0.88 per share vested on August 30, 2010, 8,750 options exercisable at $1.08 per share vested on November 28, 2010, and 12,500 options exercisable at $0.88 per share vested on November 30, 2010.  The closing prices of the Common Shares on the Toronto Stock Exchange on May 28, 2010, May 30, 2010, August 30, 2010, November 28, 2010 and November 30, 2010 were $0.58 per share, $0.58 per share, $0.66 per share, $1.88 per share and $1.64 per share, respectively.

(7)
15,625 options exercisable at $3.52 per share vested on May 23, 2010, 15,000 options exercisable at $1.08 per share vested on May 28, 2010, 15,625 options exercisable at $0.88 per share vested on May 30, 2010, 15,625 options exercisable at $0.88 per share vested on August 30, 2010, 15,000 options exercisable at $1.08 per share vested on November 28, 2010, and 15,625 options exercisable at $0.88 per share vested on November 30, 2010.  The closing prices of the Common Shares on the Toronto Stock Exchange on May 23, 2010, May 28, 2010, May 30, 2010, August 30, 2010, November 28, 2010 and November 30, 2010 were $0.64 per share, $0.58 per share, $0.58 per share, $0.66 per share, $1.88 per share and $1.64 per share, respectively.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out particulars of the compensation plans and individual compensation arrangements under which equity securities of the Company are authorized for issuance as of April 30, 2011:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders(1)	4,747,715	$1.29	584
Equity compensation plans not approved by securityholders (2)	327,490	$3.20	Nil
Total	5,075,205	$1/43	584

(1)	The Company has a “rolling” stock option plan that reserves 10% of its outstanding Common Shares for issuance on the exercise of stock options.
(2)
Options of Target existing as at March 31, 2009, exchanged for options exercisable for Crosshair shares at the exchange rate of 1.2 Crosshair Common Shares for each option exercised.  These options were exchanged for options exercisable for Crosshair Common Shares as part of Crosshair’s acquisition of Target on March 31, 2009.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no Director, executive officer or senior officer of the Company, or any proposed nominee for election as a Director of the Company, or any associate or affiliate of any such Director, executive officer or senior officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no management nominee for election as a director of the Company, and no associate or affiliate of any of them has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company other than as disclosed under the heading “Statement of Executive Compensation”, “Fixing the Number of Directors and Election of Directors” and “Particulars of Other Matters to be Acted Upon”.

APPOINTMENT AND REMUNERATION OF AUDITOR

The persons named in the enclosed Form of Proxy will vote for the appointment of Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia, as Auditor of the Company, to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the directors.  Davidson & Company was first appointed as auditor of the Company in April 2004.

MANAGEMENT CONTRACTS

Pursuant to the terms of a management services agreement (the “EGM Agreement”), made effective January 1, 2010 (revised on October 1, 2010), Crosshair engaged EGM Exploration Group Management Corp. (“EGM”) of Suite 1240, 1140 West Pender Street, Vancouver, British Columbia V6E 4G1, to provide services and facilities to Crosshair. EGM is a private company which is owned by Mark Morabito, Executive Chairman of Crosshair. EGM provides Crosshair with administrative and management services. The services provided by EGM include shared facilities, geological, technical, accounting, investor relations and corporate development services. The costs for the services are determined and allocated to Crosshair based on the cost or value of the services plus 15%, and Crosshair reimburses EGM for such costs on a monthly basis.   The October 1, 2010 Agreement has a three year term and may be terminated by either party upon 180 days written notice.

During the fiscal year ended April 30, 2011, Crosshair incurred fees in the amount $739,610 to EGM.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Confirmation of Shareholder Rights Plan

On November 19, 2007, the Board of Directors of the Company (the “Board”) adopted a Shareholder Rights Plan Agreement, which was subsequently amended and restated effective March 31, 2008 (the “Rights Plan”). In accordance with its terms, the Rights Plan was approved by Shareholders on May 16, 2008 within six months of its effective date, and must be confirmed by shareholders every three years thereafter. Accordingly, the Rights Plan will be put before shareholders for confirmation at the Meeting. If the Rights Plan is not so confirmed, it will expire immediately following termination of the Meeting.

The objectives of the Rights Plan include providing Shareholders with adequate time to properly assess the merits of any proposed take-over bid or similar transaction involving the shares of the Company without undue pressure; encouraging the development of alternative transactions or competing take-over bids under the circumstances; and giving the Board adequate time to fully consider any such take-over bid or similar transaction and any alternative transaction that may be proposed. The Rights Plan is not intended to prevent take-over bids that treat Shareholders fairly and has not been adopted in response to any proposal to acquire control of the Company.

The summary of the Rights Plan below is qualified in its entirety by reference to the text of the Rights Plan, which is filed on SEDAR at www.sedar.com. A copy of the Rights Plan will also be available for viewing by Shareholders at any time prior to the Meeting at the Company’s offices at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1. Capitalized terms used in the summary without express definition have the meanings ascribed thereto in the Rights Plan.

It is intended that all proxies received will be voted in favour of the confirmation of the Rights Plan, unless a proxy contains instructions to vote against the confirmation of the Rights Plan.

Recommendation of the Board of Directors

The Board has determined that the confirmation of the Rights Plan is in the best interests of the Company and the holders of its common shares.  The Board unanimously recommends that Shareholders vote IN FAVOUR of the confirmation and approval of the Rights Plan.

The Company has been advised that the directors and senior officers of the Company intend to vote all common shares held by them in favour of the confirmation and approval of the Rights Plan.

Background and Objectives of the Rights Plan

The Board wants to ensure that in the context of a bid for control of the Company through an acquisition of the Company’s common shares, Shareholders are in a position to receive full and fair value for their shares.  Of particular concern to the Board is the widely held view that existing Canadian securities legislation provides too short a response time to a company that is the subject of an unsolicited bid for control.  An inadequate response time has been identified as an impediment to ensuring that Shareholders are offered full and fair value for their shares.  Also of concern to the Board is the possibility that, under existing securities laws, the Company’s Shareholders could be treated unequally in the context of a bid for control.  These concerns are described in more detail below.

The adoption of the Rights Plan is not being considered in response to or in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally.  As of the date of this Information Circular, the Board was not aware of any third party considering or preparing any proposal to acquire control of the Company.  Rather, the objectives of the Rights Plan are as stated above in the introduction.  It is not the intention of the Board to secure the continuance in office of the existing members of the Board or to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of Shareholders.  The rights of Shareholders under existing law to seek a change in the management of the Company or to influence or promote action of management in a particular manner will not be effected by the Rights Plan.  The ratification and approval of the Rights Plan does not affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company and the Shareholders.

In reviewing the Rights Plan, the Board considered the following concerns inherent in, or relating to, the existing legislative framework governing take-over bids in Canada:

(a)
Time.  Current legislation permits a take-over bid to expire in 35 days.  The Board is of the view that this is not sufficient time to permit Shareholders to consider a take-over bid and to make a reasoned and unhurried decision.  The Rights Plan provides a mechanism for minimum expiry periods for a take-over bid under various circumstances (described below under Permitted Bid Expiry Date), including that the bid must remain open for a further period of 10 Business Days after the Offeror publicly announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the Voting Shares outstanding held by Independent Shareholders (generally, Shareholders other than the Offeror or Acquiring Person, their Associates and Affiliates, the persons acting jointly or in concert with the Offeror or Acquiring Person).  The

Rights Plan is intended to provide the Board and Shareholders with adequate time to properly evaluate the offer and to provide the Board with sufficient time to explore and develop alternatives for maximizing Shareholder value.  Those alternatives could include, if deemed appropriate by the Board, the identification of other potential bidders, the conducting of an orderly auction or the development of a corporate restructuring alternative which could enhance Shareholder value.

(b)
Pressure to Tender.  A Shareholder may feel compelled to tender to a bid which the Shareholder considers to be inadequate out of concern that failing to tender may result in the Shareholder being left with illiquid or minority discounted shares in the Company.  This is particularly so in the case of a partial bid for less than all shares of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Voting Shares.  The Rights Plan provides a Shareholder approval mechanism in the Permitted Bid provision which is intended to ensure that a Shareholder can separate the tender decision from the approval or disapproval of a particular take-over bid.  By requiring that a bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Voting Shares held by Independent Shareholders have been deposited, a Shareholder’s decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a Shareholder of a company that is the subject of a take-over bid.

(c)
Unequal Treatment.  While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of a company may be acquired pursuant to a private agreement in which a small group of Shareholders dispose of shares at a premium to market price which premium is not shared with other Shareholders.  In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all Shareholders.  The Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Voting Shares, to better ensure that Shareholders receive equal treatment.

General Impact of the Rights Plan

In the past, shareholder rights plans have been criticized by some commentators on the basis that they may serve to deter take-over bids, to entrench management, and to place in the hands of boards of directors, rather than shareholders, the decision as to whether a particular bid for acquisition of control is acceptable. Critics of some shareholder rights plans have also alleged that they cast a needlessly wide net, thereby increasing the likelihood of an inadvertent triggering of the plan, while at the same time deterring shareholders from participating in legitimate corporate governance activities.

The Board has considered these concerns, and believes that they have been largely addressed in the Rights Plan.

It is not the intention of the Board to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Company. For example, through the Permitted Bid mechanism, described in more detail below, Shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Board. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board will continue to be bound to consider fully and fairly any bid for the Company’s common shares in any exercise of its discretion to waive application of the Rights Plan or redeem the Rights.  In all such circumstances, the Board must act honestly and in good faith with a view to the best interests of the Company and its Shareholders.

The Rights Plan does not preclude any Shareholder from utilizing the proxy mechanism of the Business Corporations Act (British Columbia) to promote a change in the management or direction of the Company, and has no effect on the rights of holders of outstanding voting shares of the Company to requisition a meeting of Shareholders, in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their common shares.  The definitions of “Acquiring Person” and “Beneficial Ownership” have been developed to minimize concerns that the Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional shareholders and their clients.

The Board believes that the dominant effect of the Rights Plan is to enhance Shareholder value, and ensure equal treatment of all Shareholders in the context of an acquisition of control.

The Rights Plan does not interfere with the day-to-day operations of the Company. The issuance of the Rights does not in any way alter the financial condition of the Company, impede its business plans or alter its financial statements. In addition, the Rights Plan is not dilutive and has not had any effect on the trading of common shares. However, if a Flip-in Event occurs and the Rights separate from the common shares, as described in the summary below, reported earnings per share and reported cash flow per share on a fully-diluted basis may be affected.  In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Terms of the Rights Plan

All capitalized terms used without definition have the meanings ascribed to them in the Rights Plan.

The following is a summary of the terms of the Rights Plan. The summary is qualified in its entirety by the full text of the Rights Plan, a copy of which is available on SEDAR at www.sedar.com.

1.           Issue of Rights

The Company will issue one right (a “Right”) in respect of each Common Share outstanding at the close of business on the date of the implementation of the Rights Plan, and the Company will issue Rights on the same basis for each Common Share issued thereafter but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

2.           Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by the certificates for the Common Shares and will not be transferable separate from the Common Shares.  From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates which will be transferable separate from and independent of the Common Shares.

3.           Exercise of Rights

Rights are not exercisable before the Separation Time.  After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the Exercise Price of $10.00 (subject to certain anti-dilution adjustments).  This Exercise Price is expected to be in excess of the estimated maximum value of the Common Shares during the term of the Rights Plan.  Upon the occurrence of a Flip-in Event (defined below) prior to the Expiration Time, each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-in Event) may be exercised to purchase that number of Common Shares which have an aggregate Market Price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price.  Effectively, this means a Shareholder of the Company (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their Market Price.

4.           Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who is the Beneficial Owner (defined below) of 20% or more of the outstanding Voting Shares.

5.           Definition of “Beneficial Ownership”

A person is a Beneficial Owner if such person or its affiliates or associates or any other person acting jointly or in concert owns the securities at law or in equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)	the securities have been deposited or tendered pursuant to a take-over bid, unless those securities have been accepted unconditionally for payment or exchange or have been taken up and paid for;

(b)
such person (including an investment manager, trust company, pension fund administrator, trustee or nondiscretionary client accounts of registered brokers or dealers) is engaged in the management of investment funds for others, as long as that person:

(i)	holds those securities in the ordinary course of its business for the account of others; and

(ii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid;

(c)	such person has deposited or tendered securities pursuant to a Permissible Lock-up Agreement entered into between such person and the holder of such securities; or

(d)	such person is a registered holder of securities as a result of carrying on the business of, or acting as a nominee of, a securities depositary.

6.           Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;

(b)
the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Permitted Bid) or such later date as determined by the Board; and

(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such or such later date as determined by the Board.

7.           Definition of a “Flip-in Event”

A Flip-in Event occurs when a person becomes an Acquiring Person, provided however, that the Flip-in Event shall be deemed to occur at the close of business on the tenth day (or such later date as the Board may determine) after the first date of public announcement that a person has become an Acquiring Person.  Upon the occurrence of a Flip-in Event, any Rights that are beneficially owned by an Acquiring Person or any of its related parties to whom the Acquiring Person has transferred its Rights, will become null and void and the Acquiring Person's investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-in Event occurs.

8.           Definition of “Permitted Bid”

Permitted Bids are exempted from the operation of the Rights Plan. A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of Voting Shares (other than Voting Shares held by the Offeror), and for all Voting Shares (other than the Voting Shares held by the Offeror);

(b)
the Offeror agrees that no Voting Shares will be taken up or paid for under the bid before the close of business on the Permitted Bid Expiry Date (as described below) unless at such date more than 50% of the outstanding Voting Shares held by Shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

(c)
the Offeror agrees that the Voting Shares may be tendered at any time up to the Permitted Bid Expiry Date and may be withdrawn from the take-over bid at any time before such Voting Shares are taken up and paid for; and

(d)
if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Voting Shares.

9.           Definition of “Competing Permitted Bid”

A Competing Permitted Bid is a take-over bid that:

(a)	is made while another Permitted Bid is in existence; and

(b)
satisfies all the requirements of a Permitted Bid except that the Voting Shares under a Competing Permitted Bid may be taken up on the later of 35 days after the Competing Permitted Bid was made and 60 days after the earliest date on which any other Permitted Bid or Competing Permitted Bid that was then in existence was made.

10.           Permitted Bid Expiry Date

The Permitted Bid provisions require that for a take-over bid to be a Permitted Bid it must be left open until 60 days following the date of commencement of the take-over bid (the “Permitted Bid Expiry Date”).

11.           Redemption of Rights

The Rights may be redeemed by the Board at its option with the prior approval of the Shareholders at any time before a Flip-in Event occurs at a redemption price of $0.0001 per Right.  In addition, the Rights will be redeemed automatically in the event of a successful Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan.

12.           Waiver

The Board, acting in good faith, may waive the application of the Flip-in provisions of the Rights Plan to any prospective Flip-in Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Voting Shares.  However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of Voting Shares before the expiry of that first bid. Other waivers of the “Flip-in” provisions of the Rights Plan will require prior approval of the Shareholders of the Company.  The Board may also waive the “Flip-in” provisions of the Rights Plan in respect of any Flip-in Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

13.           Term of the Rights Plan

In the event that the Rights Plan is not confirmed at the Meeting, then the Rights Plan and all outstanding Rights shall terminate and shall be void and of no further force and effect.

This Rights Plan must be reconfirmed by a resolution passed by a majority of Shareholders who vote in respect of such reconfirmation at the Meeting and third annual general meeting following the date of the Meeting.  If the Rights Plan is not so reconfirmed or is not presented for reconfirmation at such annual meetings, the Rights Plan and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip in Event has occurred, prior to the date upon which the Rights Plan would otherwise terminate.

The Rights Plan and all outstanding Rights shall terminate and be void and of no further effect at and from the conclusion of the Company’s annual general meeting of shareholders in 2017.

14.           Amending Power

The Rights Plan may be amended as follows:

(a)
The Company may amend the Rights Plan to correct any clerical or typographical errors or make any other amendments which are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, regulations or rules thereunder.

(b)
The Company may, with the prior consent of Shareholders, at any time before the Separation Time, amend, vary or rescind any of the provisions of the Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).  Such consent shall be deemed to have been given if provided by a majority of Shareholders at a special meeting of Shareholders called and held in compliance with applicable laws and regulatory requirements.

(c)
The Company may, with the prior consent of the holders of Rights, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of the Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).  Such consent shall be deemed to have been given if provided by the majority of holders of Rights at a general meeting of holders of Rights called and held in compliance with applicable laws and regulatory requirements.

15.           Rights Agent

Computershare Investor Services Inc. is the Rights Agent appointed under the Rights Plan.

The text of the proposed ordinary resolution to confirm the Rights Plan is as follows:

“RESOLVED, as an ordinary resolution, that

1.
the Shareholder Rights Plan Agreement between the Company and Computershare Investor Services Inc., as described in the Information Circular of the Company dated September 15, 2011 be and is hereby confirmed, ratified and approved; and

2.
any one director of the Company be and is hereby authorized, for and on behalf of the Company, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.”

Approval Of Change In Name

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, in form presented below (the “Name Change Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, authorizing the Company to amend its Notice of Articles to change its name to “Crosshair Energy Corporation” (the “Name Change”).

The Company has applied to the Toronto Stock Exchange and NYSE Amex for consent for the Name Change. Upon the Name Change, the stock symbol for the Company will remain “CXX” on the Toronto Stock Exchange and “CXZ” on NYSE Amex.

Share certificates issued after the Name Change has become effective will be under the new name of the Company. The Name Change will not, by itself, affect any of the rights of the Shareholders. All existing share certificates in issue bearing the Company’s existing name shall continue to be evidence of title and valid for delivery, trading and settlement purposes. Accordingly, there will not be any arrangements for exchange of existing share certificates for new share certificates under the new name of the Company.

The text of the proposed ordinary resolution in respect of the Name Change is as follows:

"RESOLVED, as an ordinary resolution, that:

1.
the name of the Company be changed to Crosshair Energy Corporation effective on or about October 31, 2011, all as more particularly described in the management information circular of the Company dated September 15, 2011, is hereby authorized and approved;

2.
notwithstanding that the foregoing resolution has been duly passed by the Shareholders of the Company, the directors of the Company have the authority, without any further authorization or approval of the Shareholders of the Company to proceed or refrain from proceeding with the implementation of the Name Change in the exercise of their business judgment; and

3.
any director or officer of the Company be and is hereby authorized to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of these resolutions.”

Approval Of Stock Option Grant

The Board of Directors have granted an aggregate of 650,000 incentive stock options under the current Plan to certain executive officers, employees, consultants of the Company to purchase up to 650,000

Common Shares (the “Grants”). As the number of shares reserved for issuance upon exercise of previously granted stock options and the Grants will exceed 10% of the Company’s issued and outstanding shares, the Grants will be exercisable upon receipt of disinterested shareholder approval.  The terms of the Grants are as follows:

Name & Title	Number of Options	Grant Date	Expiry Date	Exercise Price	Vesting Terms
Horace H. Beaven Officer	250,000	July 20, 2011	July 20, 2016	$0.67	Twenty-four month vesting period.
Mark Ludwig Officer	400,000	July 20, 2011	July 20, 2016	$0.67	Twenty-four month vesting period.

Management recommends that Shareholders vote in favour of the resolution to approve the Grants. In the absence of contrary instruction, the persons named in the enclosed Instrument of Proxy intend to vote for the approval of the resolution to approve the Grants at the Meeting.

Accordingly, disinterested Shareholders will be asked to consider and approve the stock option Grants in the following form:

“RESOLVED, as an ordinary resolution, that:

1.
the grants of 650,000 options of the Company having such terms as summarized in the management information circular of the Company dated September 15, 2011, are hereby ratified, confirmed and approved; and

2.
any director or officer of the Company be and is hereby authorized to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of these resolutions.”

The foregoing resolution must be approved by a simple majority of disinterested Shareholders, being those Shareholders that were not granted the options that are the subject of the resolution.

Approval and Ratification of Acts of Directors

Management of the Company proposes that the Shareholders ratify, approve and confirm the actions, deeds and conduct of the directors and officers taken on behalf of the Company since the last annual general meeting. Accordingly, Shareholders will be asked to consider and approve the following resolutions, with or without modification:

“RESOLVED, as an ordinary resolution, that:

1.
notwithstanding (i) any failure to properly convene, proceed with, or record any meeting of the Board of Directors or the Company for any reason whatsoever, including, without limitation, the failure to properly waive or give notice of a meeting, hold a meeting in accordance with a notice of a meeting, have a quorum present at a meeting, sign the minutes of a meeting or sign a ballot electing a slate of directors; or (ii) any failure to pass any resolution of the directors or Shareholders of the Company or any articles of the Company for any reason whatsoever, all approvals, appointments, elections, resolutions, contracts, acts and proceedings enacted, passed, made done or taken since December 15, 2010 as set forth in the minutes of the meetings, or resolutions of the Board of Directors or Shareholders of the Company or other documents contained in the minutes book and record book of the Company, or in the financial statements of the Company, and all action heretofore taken in reliance upon the validity of such minutes, documents and financial statements, are hereby sanctioned, ratified, confirmed and approved; and

2.
without limiting the generality of the foregoing, all resolutions, contracts, acts and proceedings of the Board of Directors of the Company enacted, made, done or taken since the last annual general meeting as set forth or referred to in the minutes and record books of the Company or in the financial statements of the Company, are hereby approved, ratified and confirmed.”

The foregoing Resolutions must be approved by a majority of the votes cast by Shareholders of the Company who vote in person or by Proxy at the Meeting.

The Crosshair Board recommends that holders of Crosshair Common Shares vote FOR the Resolutions. The persons representing management of the Company named in the enclosed form of Proxy intend to vote FOR the Resolutions, unless the Shareholder specifies otherwise in the Proxy.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com.  Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, or by sending an email to the Company at spaine@explorationgroup.com.  Financial information regarding the Company is provided in the Company’s audited financial statements for the years ended April 30, 2011 and 2010 and in the accompanying management discussion and analysis, both of which are available on SEDAR at www.sedar.com.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, September 15, 2011.

“Mark J. Morabito”
__________________________________
Mark J. Morabito
Executive Chairman